Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

June 29, 2023

By Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:	Kibum Park
Kenisha Nicholson

Re:	Norhart Invest LLC (the “Company”) Request for Accelerated Qualification by the SEC of the Company’s Definitive Offering Circular on Form 1-A as Filed on June 29, 2023 File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

In connection with this Accelerated Qualification Request, we are filing the definitive Reg A Offering Circular for Norhart. We would appreciate it if Norhart could have this Definitive Offering Circular declared qualified as of Friday, June 30, 2023, at 1:00 p.m. (EDT). Please send us an email confirming your agreement. We appreciate your help with this matter. Please feel free to contact the undersigned at (919) 264-4081 to discuss any issues.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke

cc:	Tim Libertini
Brian Korn